Motif Bio plc
125 Park Avenue
25th Floor, Suite 2622
New York, NY 10011
United States

November 16, 2016

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010

Attention: Ms. Suzanne Hayes

Re:                             Motif Bio plc – Request for Acceleration
Registration Statement on Form F-1
File No. 333-212491

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Motif Bio plc (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form F-1 (File No. 333-212491), as amended (the “Registration Statement”), so that it may become effective at 12:00 P.M. (Eastern Daylight Time) on November 17, 2016, or as soon thereafter as practicable. Under separate cover, you will receive a letter from the managing underwriter of the proposed offering joining in the Registrant’s request for acceleration of the effectiveness of the Registration Statement.

The Registrant hereby authorizes each of Aron S. Izower, Esq. and Wendy A. Grasso, Esq. of Reed Smith LLP, attorneys for the Registrant, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

i.                                          should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

ii.                                       the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

iii.                                    the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Izower at (212) 549-0393 or, in his absence, Ms. Grasso at (212) 549-0216.

MOTIF BIO PLC

By:	/s/ Graham Lumsden
Graham Lumsden
Chief Executive Officer